UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

           STATEMENT OF CHANGES OF BENEFICIAL OWNERSHIP OF SECURITIES


The Commission is authorized to solicit the information required by this Form pursuant to Sections 16(a) and 23(a) of the Securities Exchange Act of 1934, Sections 17(a) and 20(a) of the Public Utility Holding Company Act of 1935, and Sections 30(h) and 38 of the Investment Company Act of 1940, and the rules and regulations thereunder.

Disclosure of information specified on this Form is mandatory, except for disclosure of the I.R.S. identification number of the reporting person if such person is an entity, which is voluntary. If such numbers are furnished, they will assist the Commission in distinguishing reporting persons with similar names and will facilitate the prompt processing of the Form. The information will be used for the primary purpose of disclosing the transactions and holdings of directors, officers, and beneficial owners of registered companies. Information disclosed will be a matter of public record and available for inspection by members of the public. The Commission can use it in investigations or litigation involving the federal securities laws or other civil, criminal, or regulatory statutes or provisions, as well as for referral to other governmental authorities and self-regulatory organizations. Failure to disclose required information may result in civil or criminal action against persons involved for violations of the Federal securities laws and rules.

                              GENERAL INSTRUCTIONS

1.   When Form Must Be Filed

     a) This Form must be filed before the end of the second business day following the day on which a transaction resulting in a change in beneficial ownership has been executed (see Rule 16a-1(a)(2) and Instruction 4 regarding the meaning of "beneficial owner", and Rule 16a-3(g) regarding determination of the date of execution for specified transactions). This Form and any amendment is deemed filed with the Commission or the Exchange on the date it is received by the Commission or Exchange, respectively. See, however, Rule 16a-3(h) regarding delivery to a third party business that guarantees delivery of the filing no later than the specified due date.

     b) A reporting person no longer subject to Section 16 of the Securities Exchange Act of 1934 ("Exchange Act") must check the exit box appearing on this Form. However, Form 4 and 5 obligations may continue to be ( applicable. See Rule 16a-3(f); see also Rule 16a-2(b) (transactions after termination of insider status). Form 5 transactions to date may be included on this Form and subsequent Form 5 transactions may be reported on a later Form 4 or Form 5, provided all transactions are reported by the required date.

     c) A separate Form shall be filed to reflect beneficial ownership of securities of each issuer, except that a single statement shall be filed with respect to the securities of a registered public utility holding company and all of its subsidiary companies.

     d) If a reporting person is not an officer, director, or ten percent holder, the person should check "other" in Item 6 (Relationship of Reporting Person to Issuer) and describe the reason for reporting status in the space provided.

2.   Where Form Must be Filed

     a) File three copies of this Form or any amendment, at least one of which is manually signed, with the Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549. (Note: Acknowledgment of receipt by the Commission may be obtained by enclosing a self-addressed stamped postcard identifying the Form or amendment filed.) Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to ss. 232.101(b)(4) of this chapter.

     b) At the time this Form or any amendment is filed with the Commission, file one copy with each Exchange on which any class of securities of the issuer is registered. If the issuer has designated a single Exchange to receive Section 16 filings, the copy shall be filed with that Exchange only.

     c) Any person required to file this Form or amendment shall, not later than the time the Form or amendment is transmitted for filing with the Commission, send or deliver a copy to the person designated by the issuer to receive the copy or, if no person is so designated, the issuer's corporate secretary (or person performing similar functions) in accordance with Rule 16a-3(e).

3.   Class of Securities Reported

     a) (i) Persons reporting pursuant to SECTION 16(A) of the Exchange Act must report each transaction resulting in a change in beneficial ownership of any class of equity securities of the issuer and the beneficial ownership of that class of securities following the reported transaction(s), even though one or more of such classes may not be registered pursuant to SECTION 12 of the Exchange Act.

          ii) Persons reporting pursuant to Section 17(a) of the Public Utility Holding Company Act of 1935 must report each transaction resulting in a change in beneficial ownership of any class of securities (equity or debt) of the registered holding company and all of its subsidiary companies and the beneficial ownership of that class of securities following the reported transaction(s). Specify the name of the parent or subsidiary issuing the securities.

          iii) Persons reporting pursuant to Section 30(h) of the Investment Company Act of 1940 must report each transaction resulting in a change in beneficial ownership of any class of securities (equity or debt) of the registered closed-end investment company (other than "short-term paper" as defined in Section 2(a)(38) of the Investment Company Act) and the beneficial ownership that class of securities following the reported transaction(s).

     b) The title of the security should clearly identify the class, even if the issuer has only one class of securities outstanding; for example, "Common Stock," "Class A Common Stock," "Class B Convertible Preferred Stock," etc.

     c) The amount of securities beneficially owned should state the face amount of debt securities (U.S. Dollars) or the number of equity securities, whichever is appropriate.

4.   Transactions and Holdings Required To Be Reported

     (a)  General Requirements

          i)   Report, in accordance with Rule 16a-3(g):

               (1)  all transactions not exempt from Section 16(b);

               (2) all transactions exempt from Section 16(b) pursuant to ss.240.16b-3(d), ss.240.16b-3(e), or ss.240.16b-3(f); and

               (3) all exercises and conversions of derivative securities, regardless of whether exempt from Section 16(b) of the Act.

               Every transaction must be reported even though acquisitions and dispositions are equal. Report total beneficial ownership following the reported transaction(s) for each class of securities in which a transaction was reported.

               Note: The amount of securities beneficially owned following the reported transaction(s) specified in Column 5 of Table I and Column 9 of Table II should reflect those holdings reported or required to be reported by the date of the Form. Transactions and holdings eligible for deferred reporting on Form 5 need not be reflected in the month end total unless the transactions were reported earlier or are included on this Form.

          ii) Each transaction should be reported on a separate line. Transaction codes specified in Item 8 should be used to identify the nature of the transaction resulting in an acquisition or disposition of a security. A deemed execution date must be reported in Column 2A of Table I or Column 3A of Table II only if the execution date for the transaction is calculated pursuant toss.240.16a-3(g)(2) orss.240.16a-3(g)(3).

               Note: Transactions reportable on Form 5 may, at the option of the reporting person, be reported on a Form 4 filed before the due date of the Form 5. (See Instruction 8 for the code for voluntarily reported transactions.)

     (b)  Beneficial Ownership Reported (Pecuniary Interest)

          i) Although for purposes of determining status as a ten percent holder, a person is deemed to beneficially own securities over which that person exercises voting or investment control (see Rule 16a-1(a)(1)), for reporting transactions and holdings, a person is deemed to be the beneficial owner of securities if that person has the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in the securities ("pecuniary interest"). See Rule 16a1(a)(2). See also Rule 16a-8 for the application of the beneficial ownership definition to trust holdings and transactions.

          ii) Both direct and indirect beneficial ownership of securities shall be reported. Securities beneficially owned directly are those held in the reporting person's name or in the name of a bank, broker or nominee for the account of the reporting person. In addition, securities held as joint tenants, tenants in common, tenants by the entirety, or as community property are to be reported as held directly. If a person has a pecuniary interest, by reason of any contract, understanding or relationship (including a family relationship or arrangement), in securities held in the name of another person, that person is an indirect beneficial owner of the securities. See Rule 16a-1(a)(2)(ii) for certain indirect beneficial ownerships.

          iii) Report transactions in securities beneficially owned directly on a separate line from those beneficially owned indirectly. Report different forms of indirect ownership on separate lines. The nature of indirect ownership shall be stated as specifically as possible; for example, "By Self as Trustee for X," "By Spouse," "By X Trust," "By Y Corporation," etc.

          iv) In stating the amount of securities acquired, disposed of, or beneficially owned indirectly through a partnership, corporation, trust, or other entity, report the number of securities representing the reporting person's proportionate interest in transactions conducted by that entity or holdings of that entity. Alternatively, at the option of the reporting person, the entire amount of the entity's interest may be reported. See Rule 16a-1(a)(2)(ii)(B) and Rule 16a1(a)(2)(iii).

          v) Where more than one beneficial owner of the same equity securities must report transactions on Form 4, such owners may file Form 4 individually or jointly. Joint and group filings may be made by any designated beneficial owner. Transactions with respect to securities owned separately by any joint or group filer are permitted to be included in the joint filing. Indicate only the name and address of the designated filer in Item 1 of Form 4 and attach a list of the names and addresses (or, if entities, IRS identification numbers instead of addresses) of each other reporting person. Joint and group filings must include all required information for each beneficial owner, and such filings must be signed by each beneficial owner, or on behalf of such owner by an authorized person. If the space provided for signatures is insufficient, attach a signature page. Submit any attached listing of names or signatures on another Form 4, copy of Form 4 or separate page of 8 1/2 by 11 inch white paper, indicate the number of pages comprising the report (Form plus attachments) at the bottom of each report page (e.g., 1 of 3, 2 of 3, 3 of 3), and include the name of the designated filer and information required by Items 2 and 4 of the Form on the attachment.

     (c)  Non-Derivative and Derivative Securities

          i) Report acquisitions or dispositions and holdings of non-derivative securities in Table I. Report acquisitions or dispositions and holdings of derivative securities (e.g., puts, calls, options, warrants, convertible securities, or other rights or obligations to buy or sell securities) in Table II. Report the exercise or conversion of a derivative security in Table II (as a disposition of the derivative security) and report in Table I the holdings of the underlying security. Report acquisitions or dispositions and holdings of derivative securities that are both equity securities and convertible or exchangeable for other equity securities (e.g., convertible preferred securities) only in Table II.

          ii) The title of a derivative security and the title of the equity security underlying the derivative security should be shown separately in the appropriate columns in Table II. The "puts" and "calls" reported in Table II include, in addition to separate puts and calls, any combination of the two, such as spreads and straddles. In reporting an option in Table II, state whether it represents a right to buy, a right to sell, an obligation to buy, or an obligation to sell the equity securities subject to the option.

          iii) Describe in the appropriate columns in Table II characteristics of derivative securities, including title, exercise or conversion price, date exercisable, expiration date, and the title and amount of securities underlying the derivative security. If the transaction reported is a purchase or a sale of a derivative security, the purchase or sale price of that derivative security shall be reported in column 8. If the transaction is the exercise or conversion of a derivative security, leave column 8 blank and report the exercise or conversion price of the derivative security in column 2.

          iv) Securities constituting components of a unit shall be reported separately on the applicable table (e.g., if a unit has a non-derivative security component and a derivative security component, the non-derivative security component shall be reported in Table I and the derivative security component shall be reported in Table II). The relationship between individual securities comprising the unit shall be indicated in the space provided for explanation of responses. When securities are purchased or sold as a unit, state the purchase or sale price per unit and other required information regarding the unit securities.

5.   Price of Securities

     a) Prices of securities shall be reported in U.S. dollars on a per share basis, not an aggregate basis, except ( that the aggregate price of debt shall be stated. Amounts reported shall exclude brokerage commissions and other costs of execution.

     b) If consideration other than cash was paid for the security, describe the consideration, including the value of the consideration, in the space provided for explanation of responses.

6.   Additional Information

     If the space provided in the line items of this Form or space provided for additional comments is insufficient, attach another Form 4, copy of Form 4 or separate page of 8 1/2 by 11 inch white paper to Form 4, completed as appropriate to include the additional comments. Each attached page must include information required in Items 1, 2 and 4 of the Form. The number of pages comprising the report (Form plus attachments) shall be indicated at the bottom of each report page (e.g., 1 of 3, 2 of 3, 3 of 3). If additional information is not reported in this manner, it will be assumed that no additional information was provided.

7.   Signature

     a) If the Form is filed for an individual, it shall be signed by that person or specifically on behalf of the individual by a person authorized to sign for the individual. If signed on behalf of the individual by another person, the authority of such person to sign the Form shall be confirmed to the Commission in writing in an attachment to the Form or as soon as practicable in an amendment by the individual for whom the Form is filed, unless such a confirmation still in effect is on file with the Commission. The confirming statement need only indicate that the reporting person authorizes and designates the named person or persons to file the Form on the reporting person's behalf, and state the duration of the authorization.

     b) If the Form is filed for a corporation, partnership, trust, or other entity, the capacity in which the individual signed shall be set forth (e.g., John Smith, Secretary, on behalf of X Corporation).

8.   Transaction Codes

     Use the codes listed below to indicate in Table I, Column 3 and Table II, Column 4 the character of the transaction reported. Use the code that most appropriately describes the transaction. If the transaction is not specifically listed, use transaction Code "J" and describe the nature of the transaction in the space for explanation of responses. If a transaction is voluntarily reported earlier than required, place "V" in the appropriate column to so indicate; otherwise, the column should be left blank. If a transaction involves an equity swap or instrument with similar characteristics, use transaction code "K" in addition to the code(s) that most appropriately describes the transaction, e.g., "S/K" or "P/K."

     General Transaction Codes

     P -- Open market or private purchase of non-derivative or derivative security

     S -- Open market or private sale of non-derivative or derivative security

     V -- Transaction voluntarily reported earlier than required


     Rule 16b-3 Transaction Codes

     A -- Grant, award or other acquisition pursuant to Rule 16b-3(d)

     D -- Disposition to the issuer of issuer equity securities pursuant to Rule 16b-3(e)

     F -- Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3

     I -- Discretionary transaction in accordance with Rule 16b-3(f) resulting in acquisition or disposition of issuer securities

     M -- Exercise or conversion of derivative security exempted pursuant to Rule 16b-3


     Derivative Securities Codes
    (Except for transactions exempted pursuant to Rule 16b-3)

     C -- Conversion of derivative security

     E -- Expiration of short derivative position

     H -- Expiration (or cancellation) of long derivative position with value received

     O -- Exercise of out-of-the-money derivative security

     X -- Exercise of in-the-money or at-the-money derivative security


     Other Section 16(b) Exempt Transaction and Small Acquisition Codes (except for Rule 16b-3 codes above)

     G -- Bona fide gift

     L -- Small acquisition under Rule 16a-6

     W -- Acquisition or disposition by will or the laws of descent and distribution

     Z -- Deposit into or withdrawal from voting trust


     Other Transaction Codes

     J -- Other acquisition or disposition (describe transaction)

     K -- Transaction in equity swap or instrument with similar characteristics

     U -- Disposition pursuant to a tender of shares in a change of control transaction

                                     FORM 4

                        UNITED STATES
 | |                    SECURITIES AND
 Check this box         EXCHANGE COMMISSION
 if no longer           Washington, D.C. 20549
 subject to
 Section 16.            STATEMENT OF CHANGES                 OMB APPROVAL
 Form 4 or Form         IN BENEFICIAL OWNERSHIP              OMB Number:
 5 obligations                                               3235-0287
 may continue.       Filed pursuant to Section 16(a)
 See                 of the Securities Exchange Act          Expires:
 Instruction         of 1934, Section 17(a) of the Public    January 31, 2005
 1(b).               Utility Holding Company Act of
                     1935 or Section 30(h) of the            Estimated average
(Print or Type       Investment Company Act of 1940          burden hours
 Responses)                                                  per response...0.5

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

       Ellis                 Derek               K.
--------------------------------------------------------------------------------
       (Last)               (First)           (Middle)


                        106 East 13200 South
--------------------------------------------------------------------------------
                             (Street)


                          Draper, UT 84020-8954
--------------------------------------------------------------------------------
                         (City) (State) (Zip)


================================================================================
2.  Issuer Name and Ticker or Trading Symbol

                  eRoomSystem Technologies, Inc. ("ERMS")
================================================================================
3.  IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4.  Statement for Month/Year


================================================================================
5.  If Amendment, Date of Original (Month/Year)


================================================================================
6.  Relationship of Reporting Person to Issuer (Check all applicable)

    [ ]  Director                       [ ]  10% Owner
    [X]  Officer (give title below)     [ ]  Other (specify below)

Chief Financial Officer, Treasurer

================================================================================
7.  Individual or Joint/Group Filing (Check applicable line)

    [X]  Form filed by One Reporting Person
    [ ]  Form filed by More than One Reporting Person

================================================================================


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.         2.            2A.           3.           4.                   5.            6.            7.
Title of   Transaction   Deemed        Transaction  Securities           Amount of     Ownership     Nature
Security   Date          Execution     Code         Acquired (A)         Securities    Form:         of Indirect
(Instr. 3) (Month/Day/   Date, if any  (Instr. 8)   or Disposed          Beneficially  Direct        Beneficial
           Year)         (Month/Day/                of (D)               Owned         (D) or        Ownership
                         Year)                      (Instr. 3,           Following     Indirect (I)  (Instr. 4)
                                                    4 and 5)             Reported      (Instr. 4)
                                                                         Trans-
                                                                         actions(s)
                                                                        (Instr. 3
                                                                         and 4)
-----------------------------------------------------------------------------------------------------------------------
                                       Code V    Amount (A) or (D) Price
-----------------------------------------------------------------------------------------------------------------------
Common Stock 12/2/02    12/4/02        (S)       1,560     (D)     $0.306  85,996       (D)
(Note 1)

-----------------------------------------------------------------------------------------------------------------------

Note 1: On December 4, 2002, Mr. Ellis received confirmation of the execution of a sell order of 1,560 shares of common stock at a price of $0.306 per share.



Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)


1.        2.        3.          3A.         4.      5.         6.         7.         8.         9.          10.        11.
Title     Conver-   Trans-      Deemed      Trans-  Number     Date       Title and  Price of   Number      Ownership  Nature
of Deriv- sion or   action Date Execution   action  of Deriv-  Exercise-  Amount of  Derivative of Deriv-   Form of    of Indirect
ative     Exercise  (Month/     Date, if    Code    ative      able and   Underlying Security   ative       Deriv-     Beneficial
Security  Price of  Day/Year)   any (Month/ (Instr. Securities Expir-     Securities (Instr. 5) Securities  ative      Ownership
(Instr.3) Deriv-                Day/Year)    8)     Acquired   ation      (Instr. 3             Benefi-     Secur-     (Instr. 4)
          ative                                     (A) or     Date       and 4)                cially      ities:
          Security                                  Disposed   (Month/                          Owned       Direct
                                                    of (D)     Day/Year)                        Following   (D) or
                                                    (Instr. 3,                                  Reported    Indirect
                                                    4 and 5)                                    Trans-      (I)
                                                                                                action(s)   (Instr. 4)
                                                                                                (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------
                                                               Date              Amount
                                                               Exer-             or
                                                               cisable           Number
                                            Code V   (A)  (D)  7/23/02    Title  of
                                                                                 Shares
                                                               Expir-
                                                               ation
                                                               Date
                                                               7/23/12
-----------------------------------------------------------------------------------------------------------------------------------
Option/   $0.37
Right                                                                     Common 257,427        257,427     (D)
to Buy                                                                    Stock
-----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:


                  /s/ Derek K. Ellis                12/6/02
                  ------------------------------    -------
                 **Signature of Reporting Person    Date


Reminder:       Report on a separate line for each class of securities
                beneficially owned directly or indirectly.

          * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

          ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

          Note: File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure